UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of  December 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Veolia Transport wins call for tenders
for the Rosenheim rail system (“E-Netz Rosenheim”)

Paris, December 22, 2010._ Veolia Transport, via its German subsidiary Veolia Verkehr, has won a major contract in Bavaria in the short-distance passenger transportation sector. Bayerische Eisenbahngesellschaft (BEG) announced that it is awarding Veolia Verkehr operation of the “E-Netz Rosenheim’ for a period of 12 years starting from December 2013. The contract will generate a cumulative revenue in excess of one billion euros.

The system includes the following lines, which were previously operated by Deutsche Bahn:

•	Munich – Rosenheim – Traunstein – Salzburg (KBS 951)
•	Munich – Rosenheim – Kufstein (KBS 950)
•	Rosenheim – Holzkirchen – Munich (rail link to the Mangfall Valley – KBS 958/999.20)

Part of the regional rail network between Munich and Holzkirchen has been served for the past 10 years by Bayerische Oberlandbahn (BOB) trains, a subsidiary of Veolia Verkehr.
The new contract will add an international dimension to Veolia Transport's business in Germany because two of the new lines serve Austria, running to Salzburg and Kufstein.

It also strengthens Veolia Transport's position as the leading private operator of passenger transportation services on the German market.

“This is a great success!” said Cyrille du Peloux, CEO of Veolia Transport. “This project is going to give us the opportunity to introduce more innovative services that will benefit passengers. New direct links will be put in place and the trains will be upgraded and made more comfortable. So we are predicting a clear increase in passenger numbers for the “E-Netz Rosenheim”. We are totally committed to our business in Germany,” he added, “and now we’re seeing the results. Veolia Transport is a highly competent, reliable partner capable of offering safe, sustainable mobility solutions for the passengers who are our customers.”

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Veolia Transport
Veolia Environnement's transport division operates in 28 countries and employs 78,000 people. Veolia Transport posted revenue of €5,8 billion in 2009. Veolia Transport operates 38,078 road and rail vehicles and carries more than 2,5 billion passengers per year. Veolia Transport contributes to remedy the shortage of urban space and avoids 4.1 million metric tons of greenhouse gas emissions (equivalent CO2) per year. www.veolia-transport.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 310,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.5 billion in 2009. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Analyst and institutional investor contact: Ronald Wasylec - Tél +33 (0)1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 22, 2010

VEOLIA ENVIRONNEMENT

By: /s/ Olivier Orsini
Name: Olivier Orsini Title: General Secretary